Arthur J. Gallagher & Co.

The Gallagher Centre

Two Pierce Place

Itasca, IL 60143-3141

May 8, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Att: Jim B. Rosenberg

Re:	Arthur J. Gallagher & Co.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 14, 2012

Form 8-K dated May 1, 2012

Filed May 1, 2012

File No. 001-09761

Dear Mr. Rosenberg:

This letter is in reference to your letter dated May 2, 2012 containing comments of the Staff of the Securities and Exchange Commission (the “Comment Letter”) relating to the above-referenced filings of Arthur J. Gallagher & Co. (the “Company”). As discussed with Dana Hartz of your office on May 7, 2012, the Company’s Annual Meeting of Stockholders is scheduled for May 8, 2012, and a meeting of the Company’s Board of Directors is scheduled for this week as well. Because of the significant amount of time and preparation involved for several key personnel of the Company related to these meetings, the Company requires additional time to respond fully to the comments. The Company intends to submit its response to the Comment Letter by May 25, 2012.

If you have any questions or require additional information, please do not hesitate to contact Seth Diehl, Senior Counsel – Corporate & Securities, at (630) 285-4494, or me at (630) 285-3448.

Sincerely,

/s/ WALTER D. BAY

Walter D. Bay
Vice President, General Counsel and Secretary